

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-Mail
Thanh H. Lam
President
Nova Lifestyle, Inc.
6541 E. Washington Blvd.
Commerce, California 90040

>   **Re: Nova Lifestyle, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 30, 2012**
>   **File No. 333-180496**
>   **Post-Effective Amendment No. 1 to Form S-1**
>   **Filed March 30, 2012**
>   **File No. 333-177353**

Dear Ms. Lam:

We have limited our review of your registration statements and your response letter dated September 17, 2012 to those issues we have addressed in our comments.

General

1. Please provide updated financial statements and related disclosures to the extent required by Rule 8-08 of Regulation S-X.

2. Please file updated auditor consents.

Selling Shareholders, pages 59 and 60

3. We note your response to comment one in our letter dated April 27, 2012, and we reissue the comment. Please amend your registration statements to disclose the extent to which MD Witter Investments LLC, Witter Global Opportunity Fund or New York Global Group have or share dispositive and/or voting control over any of the shares registered for resale. We note that items in the recent press suggest that these companies may be acting together to invest in Chinese companies. If other affiliates of these companies have or share dispositive or voting control over the shares, please disclose this as well. Please also note that where an entity, such as Witter Global Opportunities, Ltd., is identified as a selling shareholder, the registration statement must include disclosure of the persons who have voting or investment control over the company's securities that the entity owns. The term "security holders" in Item 507 means beneficial holders, not nominee holders or other holders of record.   See Questions 140.1 and 140.02 of the

Regulation S-K Compliance & Disclosure Interpretations. Therefore, your revised disclosure should identify one or more individuals who have or share voting or investment control over shares held by any entity. Please also confirm that the selling shareholder table in both registration statements identifies all of the persons or entities that have or share dispositive and/or voting control over any shares registered for resale.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        Thomas Wardell, Esq.